Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, June 11, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As previously reported, the plan of reorganization and financing (the “Plan of Reorganization” or the “Plan”) proposed by LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in their reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) before the Bankruptcy Court of the Southern District of New York (the “Bankruptcy Court”) under the rules set forth in Chapter 11 of Title 11 of the United States Code (the “U.S. Bankruptcy Code”), contemplates among other things, the incurrence of new debt for approximately US$2,250 million and a new revolving credit facility for approximately US$500 million (collectively, the “Exit Financing”).

2.	After conducting competitive process in the market in order to obtain the best financial conditions available for the Exit Financing, on June 10, 2022 the Debtors have entered into debt commitment letters (the “Exit Financing Commitment Letters”) that contain a proposal for the provision of Exit Financing (the “Exit Financing Proposal”), with JPMorgan Chase Bank, N.A. (“JPM”), Goldman Sachs Lending Partners LLC (“GS”), Barclays Bank PLC ("Barclays"), BNP Paribas, BNP Paribas Securities Corp. (collectively, "BNP") and Natixis, New York Branch ("Natixis", and collectively with JPM, GS, Barclays, and BNP and their affiliates parties thereto, the “Exit Financing Lenders”). Pursuant to the Exit Commitment Letters, such financiers have agreed to grant the Exit Financing to the Debtors.

3.	According to the rules set forth in Chapter 11 of the U.S. Bankruptcy Court, the Exit Financing Proposal is subject to the approval by the Bankruptcy Court.

4.	The Exit Financing Proposal has been structured as a combination of (i) a US$500,000,000 Exit Revolving Facility (the “Revolving Facility Proposal”); (ii) a US$750,000,000 Exit Term Loan B Facility (the “Term Loan B Facility Proposal”); (iii) a U$750,000,000 Exit Bridge to 5Y Notes Facility (the “Bridge to 5Y Notes Facility Proposal”); and (iv) a US$750,00,000 Exit Bridge to 7Y Notes Facility (the “Bridge to 7Y Notes Facility Proposal”, and collectively with the Revolving Facility Proposal, the Term Loan B Facility Proposal and the Bridge to 5Y Notes Facility Proposal, the “Exit Facilities”); provided, however, that the principal amounts of each Exit Facility (other than the Revolving Facility Proposal) may be increased so long as any such increase is offset by a corresponding decrease in other Exit Facilities.

5.	The Exit Financing Proposal also contemplates up to US$1,172,882,484 in financing to be provided in the form of a junior debtor-in-possession facility (the “Junior DIP Financing”) during the pendency of the Chapter 11 Proceeding (prior to the emergence thereto). In connection with the foregoing, after conducting competitive process in the market in order to obtain the best financial conditions available for the Junior DIP Financing, on June 10, 2022 the Debtors have entered into a debt commitment letter that contain a proposal for the provision of Junior DIP Financing (the “Junior DIP Commitment Letter”, and together with the Exit Financing Commitment Letters, the “Commitment Letters”), with Delta Air Lines, Inc., Lozuy S.A., Costa Verde Aeronáutica S.A., QA Investments Limited, and the members of the ad hoc group of LATAM Parent claimholders represented by Evercore (collectively, the “Junior DIP Financing Lenders”). According to the rules set forth in Chapter 11 of the U.S. Bankruptcy Court, the Junior DIP Financing proposal is subject to the approval by the Bankruptcy Court.

6.	The Exit Facilities have been structured as debtor-in possession facilities that will close during the pendency of the Chapter 11 Proceeding. Notwithstanding the foregoing, and unlike the existing amended and restated DIP financing (the “Existing DIP Financing”), the Exit Facilities have been structured to remain in place after the emergence of the Debtors from the Chapter 11 Proceeding, subject to the satisfaction of certain conditions which are customary in this type of transactions. Therefore, to the extent such conditions are met, at emergence (the “Conversion Date”) the Exit Facilities will be automatically converted into a financing that will remain in effect after emergence. The foregoing does not apply with respect to the Junior DIP Financing which shall be fully repaid prior to emergence from the Chapter 11 Proceeding.

7.	Upon the closing of the Exit Facilities and the Junior DIP Financing, the Existing DIP Financing will be fully repaid with the proceeds obtained therefrom.

8.	Below is a description of certain key terms and conditions of the Exit Facilities and the Junior DIP Financing as contemplated in the Commitment Letters; provided, that the actual terms and conditions thereof will be determined based on market conditions available at the time of contracting which may potentially differ materially from the terms and conditions set forth below, subject in all cases, to certain limits set forth in the Commitment Letters:

a.	Revolving Facility Proposal:

i.	Lenders: Exit Financing Lenders.

ii.	Principal Amount: US$500,000,000.

iii.	Scheduled Maturity Date: The earlier of: (i) December 31, 2026; ii) four and a half years after closing; iii) four years after the Conversion Date. The Revolving Facility Proposal includes a mechanic to allow individual lenders thereunder to extend their financing commitments or loans, provided that any offer to extend the maturity date shall be offered to all lenders ratably.

iv.	Interest: At LATAM's election, either: (i) the alternate base rate ("ABR") plus an applicable margin of 3.00%; or (ii) Adjusted Term SOFR rate plus an applicable margin of 4.00%.

Notwithstanding the foregoing, the Revolving Facility Proposal contemplates that a portion of such facility of at least US$50,000,000 shall be available in the form of swingline loans (i.e., loans that can be requested on a shorter notice). With respect to such swingline loans, interest shall in all cases accrue based upon the ABR.

v.	Security Interests and Preference:

1.	In essence to be secured with the same guaranties and collateral that secure the Existing DIP Financing, with certain variations.

2.	Prior to the Conversion Date, will have a super-priority administrative claim as provided in the U.S. Bankruptcy Code.

b.	Term Loan B Facility Proposal:

i.	Lenders: Exit Financing Lenders.

ii.	Principal Amount: US$750,000,000.

iii.	Scheduled Maturity Date: Five years from the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, the maturity date shall be December 1, 2023.

iv.	Interest: At LATAM's election, either: (i) ABR plus an applicable margin to be determined at time of allocation thereof; or (ii) Adjusted Term SOFR rate plus an applicable margin to be determined at time of allocation thereof.

v.	Applicable Margin, OID and Upfront Fees: The applicable margin and original issue discount or upfront fees for the Term Loan B Facility are expected to be determined based on market conditions available at the time of the allocation thereof subject to certain limits set forth in the Exit Financing Commitment Letters relating to the Term Loan B Facility Proposal

vi.	Security Interests and Preference: Same as Revolving Facility Proposal.

c.	Bridge to 5Y Notes Facility Proposal:

i.	Lenders: Exit Financing Lenders.

ii.	Principal Amount: US$750,000,000.

iii.	Maturity Date:

1.	Scheduled Maturity Date: One year from the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, the maturity date shall be December 1, 2023.

2.	Rollover: Notwithstanding the foregoing, subject to certain conditions precedent, on the first anniversary from the closing date, any loans under the Bridge to 5Y Notes Facility Proposal that have not been previously repaid will be automatically converted into a senior secured term loan due on the date that is five years after the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, this extended maturity date shall be December 1, 2023.

iv.	Interest Rate, OID and Upfront Fees: The interest rate and original issue discount or upfront fees for the loans or notes issued in accordance with the Bridge to 5Y Notes Facility Proposal are expected to be determined based on market conditions available at the time of the allocation or pricing thereof, subject to certain limits set forth in the Exit Financing Commitment Letters relating to the Bridge to 5Y Notes Facility Proposal.

v.	Security Interests and Preference: Same as Revolving Facility Proposal.

d.	Bridge to 7Y Notes Facility Proposal:

i.	Lenders: Exit Financing Lenders.

ii.	Principal Amount: US$750,000,000.

iii.	Maturity Date:

1.	Scheduled Maturity Date: One year from the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, the maturity date shall be December 1, 2023.

2.	Rollover: Notwithstanding the foregoing, subject to certain conditions precedent, on the first anniversary from the closing date, any loans under the Bridge to 7Y Notes Facility Proposal that have not been previously repaid will be automatically converted into a senior secured term loan due on the date that is seven years after the closing date; provided, however, that if the Conversion Date does not occur on or prior to December 1, 2023, this extended maturity date shall be December 1, 2023.

iv.	Interest Rate, OID and Upfront Fees: The interest rate and original issue discount or upfront fees for the loans or notes issued in accordance with the Bridge to 7Y Notes Facility Proposal are expected to be determined based on market conditions available at the time of the allocation or pricing thereof, subject to certain limits set forth in the fee letter relating to the Bridge to 7Y Notes Facility Proposal.

v.	Security Interests and Preference: Same as Revolving Facility Proposal.

e.	Junior DIP Financing:

i.	Lenders: Junior DIP Financing Lenders.

ii.	Principal Amount: Up to US$1,172,882,484.

iii.	Scheduled Maturity Date: The earlier of December 1, 2023 and the date in which the Debtors emerge from the Chapter 11 Proceeding.

iv.	Interest: At LATAM’s election, either (i) the ABR plus 12.5% or (ii) the Term SOFR Rate plus 13.5%.

v.	Make-whole payment: To the extent any loans under the Junior DIP Financing are repaid before October 14, 2022, LATAM shall pay a make-whole payment equal to the Term SOFR plus 13.5% calculated over the loans under the Junior DIP Financing that would otherwise be payable on or after October 14, 2022.

vi.	Security Interests and Preference: The same guaranties and collateral that secure the Existing DIP Financing; provided, however, that the Exit Facilities will be senior to the Junior DIP Financing.

9.	The Exit Facilities contemplate commitment fees that are customary in transactions of this type. The commitment fee with respect to each Exit Facility does not exceed 2% of the aggregate principal amount of such facility. LATAM will disclose more details about such fees upon finalizing negotiations that are currently ongoing, which may be affected in the event the amount of such fees was disclosed on the date hereof. In any event, the Company will disclose more precise information regarding such fees upon conclusion of the aforementioned negotiations that are currently ongoing.

The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.

General Manager

LATAM Airlines Group S.A.